SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)*

RCS Capital Corporation
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

74937W102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,987,517 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,987,517 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,987,517 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 4,912,240 Shares and 2,088,385 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 884,030 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,134,640 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,134,640 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,134,640 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 1,298,081 Shares and 551,841 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,139,662 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,139,662 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,139,662 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 6,163,012 Shares and 2,620,113 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,139,662 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,139,662 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,139,662 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 6,163,012 Shares and 2,620,113 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

754,560 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

754,560 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

754,560 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 458,663 Shares and 195,042 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

754,560 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

754,560 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

754,560 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 458,663 Shares and 195,042 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,109,661 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,109,661 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,661 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 1,109,661 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands B Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

82,608 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

82,608 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,608 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 82,608 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands C Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

233,029 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

233,029 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,029 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 233,029 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands D Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

90,006 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

90,006 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,006 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 90,006 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,441,677 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,441,677 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,441,677 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 12,831,996 Shares and 5,455,382 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,309,328 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,345,355 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,345,355 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,345,355 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 13,326,752 Shares and 5,665,722 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,399,334 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,345,355 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,345,355 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,345,355 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 13,326,752 Shares and 5,665,722 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,399,334 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,345,355 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,345,355 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,345,355 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 13,326,752 Shares and 5,665,722 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,399,334 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

A total of approximately $398,135,390 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Separately Managed Account and the Blue Sands Entities and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 63,204,642 Shares outstanding.

As of the close of business on July 1, 2014, the Onshore Fund may be deemed to have beneficially owned 8,987,517 Shares, including 4,912,240 Shares issuable upon the conversion of Convertible Preferred Stock, 2,088,385 Shares issuable upon the conversion of the Convertible Note and 884,030 Shares issuable upon exercise of the Put/Call Agreement, the Offshore Master Fund may be deemed to have beneficially owned 10,139,662 Shares, including 6,163,012 Shares issuable upon the conversion of Convertible Preferred Stock and 2,620,113 Shares issuable upon the conversion of the Convertible Note, the Wavefront Fund may be deemed to have beneficially owned 2,134,640 Shares, including 1,298,081 Shares issuable upon the conversion of Convertible Preferred Stock and 551,841 Shares issuable upon the conversion of the Convertible Note, and the Spectrum Master Fund may be deemed to have beneficially owned 754,560 Shares, including 458,663 Shares issuable upon the conversion of Convertible Preferred Stock and 195,042 Shares issuable upon the conversion of the Convertible Note, constituting approximately 9.9%, 9.9%, 3.3% and 1.2%, respectively, of the Shares calculated in accordance with the Ownership Restrictions assuming no other Luxor Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 10,139,662 Shares beneficially owned by the Offshore Master Fund, including 6,163,012 Shares issuable upon the conversion of Convertible Preferred Stock and 2,620,113 Shares issuable upon the conversion of the Convertible Note, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions assuming no Luxor Fund, other than the Offshore Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 754,560 Shares beneficially owned by the Spectrum Master Fund, including 458,663 Shares issuable upon the conversion of Convertible Preferred Stock and 195,042 Shares issuable upon the conversion of the Convertible Note, constituting approximately 1.2% of the Shares outstanding calculated in accordance with the Ownership Restrictions, assuming no Luxor Fund, other than the Spectrum Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

As of the close of business on July 1, 2014, Blue Sands, Blue Sands B, Blue Sands C and Blue Sands D may be deemed to have beneficially owned 1,109,661, 82,608, 233,029 and 90,006 Shares, respectively, issuable upon exercise of the Put/Call Agreement, constituting approximately 1.7%, less than 1%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the Ownership Restrictions assuming no other Blue Sands entity, Luxor Fund or the Separately Managed Account has converted or exercised any securities owned by it.

The Offshore Master Fund holds an approximately 99% ownership interest in Blue Sands and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands.  The Spectrum Offshore Master Fund holds a 100% ownership interest in Blue Sands B and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands B.  The Wavefront Fund holds a 100% ownership interest in Blue Sands C and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands C.  The Separately Managed Account holds a 100% ownership interest in Blue Sands D and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands D.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund may be deemed to have beneficially owned the 23,441,677 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund, including 12,831,996 Shares issuable upon the conversion of Convertible Preferred Stock, 5,455,382 Shares issuable upon the conversion of the Convertible Note and 2,309,328 Shares issuable upon exercise of the Put/Call Agreement, constituting 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned the 23,441,677 Shares beneficially owned by the Luxor Funds, including 12,831,996 Shares issuable upon the conversion of Convertible Preferred Stock, 5,455,382 Shares issuable upon the conversion of the Convertible Note and 2,309,328 Shares issuable upon exercise of the Put/Call Agreement, and  813,672 Shares beneficially owned by the Separately Managed Account, including 494,756 Shares issuable upon the conversion of Convertible Preferred Stock and 210,340 Shares issuable upon the conversion of the Convertible Note, constituting 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 24,345,355 Shares beneficially owned by Luxor Capital Group, including 13,326,752 Shares issuable upon the conversion of Convertible Preferred Stock, 5,665,722 Shares issuable upon the conversion of the Convertible Note and 2,399,334 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Mr. Leone, as the managing member of each of Luxor Management and LCG Holdings, may be deemed to have beneficially owned the 24,345,355 Shares owned by Luxor Management, including 13,326,752 Shares issuable upon the conversion of Convertible Preferred Stock, 5,665,722 Shares issuable upon the conversion of the Convertible Note and 2,339,334 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Item 5(c) is hereby amended to add the following:

(c)           The transactions effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B attached hereto.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 1, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

SCHEDULE B

TRANSACTIONS EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 2 TO THE SCHEDULE 13D

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

LUXOR CAPITAL PARTNERS, LP

Common Stock	1,000	22.2926	06/30/14